April 27, 2009

Michelle Roberts, Esq.
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Mail Stop 4644
Washington, DC 20549 -4644

Re:	Kansas City Life Variable Annuity Separate Account of Kansas City Life Insurance Company Post-Effective Amendment No. 19 to File No. 033-89984

Dear Ms. Roberts:

Kansas City Life Insurance Company (the “Company”) acknowledges the following with respect to the above-referenced filing:

(1)  the effectiveness of the filing does not foreclose the Commission from taking any action with respect to the filing;

(2)  the actions of the Commission or its staff does not relieve the Company, on its own behalf or on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  the Company, on its behalf or on behalf of the Separate Account, may not assert the actions of the Commission or the staff in providing comments on disclosure as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Yours very truly,

/s/ William A. Schalekamp

William A. Schalekamp